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UNIVERSAL ACCESS GLOBAL HOLDINGS INC.
233 South Wacker Drive, Suite 600
Chicago, Illinois 60606

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF
1934 AND RULE 14(f)-1 THEREUNDER

REPORT OF ANTICIPATED CHANGE IN MAJORITY OF DIRECTORS
IN CONNECTION WITH CERTAIN TRANSACTIONS

        This information statement is being mailed on or about August 8, 2003 to holders of record, as of July 1, 2003, of shares of common stock, par value $0.01 per share (the "Common Stock") of Universal Access Global Holdings Inc., a Delaware corporation (the "Company"). You are receiving this information statement in connection with the appointment of persons (the "CityNet Nominees") designated by CityNet Telecommunications, Inc., a Delaware corporation ("CityNet") to a majority of the seats on the board of directors of the Company in connection with CityNet's purchase on July 23, 2003 of newly issued Common Stock that represents 55% of our outstanding Common Stock on a fully-diluted basis (with any options and warrants having an exercise price in excess of $1.00 being excluded from the calculation of "fully diluted," subject to CityNet's right to receive compensating shares in the event that any of these options or warrants are subsequently exercised).

        The appointment is being effected through an increase in the number of authorized board members, the resignation of incumbent directors and the appointment of new directors to fill those vacancies. Before the July 23, 2003 closing under the stock purchase agreement with CityNet (the "Stock Purchase Closing"), the following directors resigned from our board effective on the dates indicated in parentheses: Mark F. Spagnolo (July 1, 2003), Lance B. Boxer (July 15, 2003), Roland A. Van der Meer (July 21, 2003) and Kevin P. Power (July 23, 2003). On July 21, 2003, our board appointed Randall R. Lay to fill one of the vacancies. Effective concurrently with the Stock Purchase Closing, the size of our board was increased from six to nine members and each of Anthony L. Coelho, Anthony S. Daffer, William J. Elsner and Fred A. Vierra was appointed to fill the vacancies and newly-created directorships. Each of these individuals was designated by CityNet. Our board now consists of four CityNet Nominees and four other directors, and there is one vacancy on our board. It is contemplated that ten days after we file this 14f-1 information statement and mail it to registered holders of our Common Stock, our board will appoint Ronald Kaufman to fill the remaining vacancy. As the appointments have been and will be effected other than at a meeting of our stockholders, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), together with Rule 14(f)-1 promulgated thereunder, require us to provide our stockholders and the Securities and Exchange Commission (the "SEC") with the information set forth in this information statement not less than ten days prior to the date on which the CityNet Nominees will constitute a majority of our board, or such other time period as may be established by the SEC. No actions are required by our stockholders in connection with any appointment of CityNet Nominees to our board. Nevertheless, you are urged to read this information statement carefully and in its entirety.

Forward-Looking Statements

        From time to time, in written reports and oral statements, management may discuss its expectations regarding our future performance. Generally, these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of such plans or strategies or other actions taken or to be taken by us, including the impact of such plans, strategies or actions on our results of operations or components thereof, projected or anticipated benefits from operational changes, acquisitions or dispositions made or to be made by us, or projections, involving anticipated revenues, costs, earnings or other aspects of our results of operations. The words "expect," "believe," "anticipate," "project," "estimate," "intend" and similar expressions, and their opposites, are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance but rather are based on currently available competitive, financial and economic data and management's operating plans. These forward-looking statements involve risks and uncertainties that could render actual results materially different from management's expectations. Such risks and uncertainties include, without limitation, the availability of capital to fund operations, including expenditures for new equipment, risks related to our limited operating history, risks related to our ability to successfully implement its business strategy, the loss of significant customers and contracts, changes in applicable regulations, risks related to our ability to integrate acquired companies, risks related to the adequacy, functionality, sufficiency and cost of our information systems, potential exposure to environmental and other unknown or contingent liabilities, changes in the general level of demand for our services, price changes in response to competitive factors, general economic conditions, and other risk factors (the "Risk Factors") described from time to time in our reports filed with the SEC.

        All statements herein that are not statements of historical fact are forward-looking statements. Although management believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that those expectations will prove to have been correct. Certain other important factors that could cause actual results to differ materially from management's expectations ("Cautionary Statements") are disclosed in this information statement and in the other filings of the Company with the SEC. All written forward-looking statements by or attributable to management in this information statement are expressly qualified in their entirety by the Risk Factors and the Cautionary Statements. Investors must recognize that events could turn out to be significantly different from what management currently expects.

Information Relating to the Company's Capital Stock

        As of July 31, 2003, our authorized capital stock consisted of 1,000,000,000 shares of Common Stock of which 228,807,170 shares were issued and outstanding and 20,000,000 shares of preferred stock, par value $0.01 per share, of which no shares were issued and outstanding.

Change of Control Transaction

        On April 7, 2003, we entered into a stock purchase agreement with CityNet (the "Stock Purchase Agreement"). Pursuant to the terms of the Stock Purchase Agreement, on July 23, 2003 (1) CityNet paid us $16 million in cash out of its working capital (which amount was offset by the principal amount and accrued interest owed by us to CityNet under the promissory note discussed below), (2) CityNet transferred to us fiber optic network assets located in Albuquerque, New Mexico and Indianapolis, Indiana, (3) we issued to CityNet newly issued shares of Common Stock representing 55% of our outstanding Common Stock on a fully-diluted basis (with any options and warrants having an exercise price in excess of $1.00 being excluded from the calculation of "fully diluted," subject to CityNet's right to receive compensating shares in the event that any of these options or warrants are subsequently exercised), and (4) we assumed a $2 million debt obligation owed by CityNet to a third party, which is secured by the fiber optic network assets transferred to us by CityNet located in Albuquerque, New Mexico. This debt obligation matures in a single installment on December 31, 2007, and does not bear interest until January 1, 2006. Thereafter, it bears interest at 8% per annum.

        Additionally, on April 7, 2003, we entered into several related agreements with CityNet. We issued a promissory note and, together with certain of our subsidiaries, entered into a guarantee and security agreement pursuant to which CityNet loaned us $5 million on April 8, 2003. The principal amount and accrued interest we owed to CityNet under the promissory note were offset against the $16 million cash portion of the purchase price at the Stock Purchase Closing.

        In connection with the execution of the Stock Purchase Agreement, certain of our significant stockholders entered into a voting agreement with CityNet. Under the terms of the voting agreement,

these stockholders agreed to vote, and voted, the shares of Common Stock owned by them in favor of the transactions contemplated by the Stock Purchase Agreement. As of April 7, 2003, these stockholders collectively owned shares representing approximately 49% of our outstanding Common Stock. In addition, pursuant to the terms of the Stock Purchase Agreement, at the Stock Purchase Closing we entered into a stockholders agreement with CityNet and certain of our significant stockholders. Under this agreement, these stockholders, including Citynet, (a) have agreed to vote for the election of the five CityNet Nominees appointed to our board upon the Stock Purchase Closing, and (b) have agreed to limitations on their ability to dispose of shares of our Common Stock for a period of 12 months after the Stock Purchase Closing, except as otherwise agreed to by the vote of a majority of our board.

        One of the conditions for the Stock Purchase Closing was that our board consist of nine members, five of whom, including the chairman, were to be designated by CityNet. Before the Stock Purchase Closing, the following directors resigned from our board effective on the dates indicated in parentheses: Mark F. Spagnolo (July 1, 2003), Lance B. Boxer (July 15, 2003), Roland A. Van der Meer (July 21, 2003) and Kevin P. Power (July 23, 2003). On July 21, 2003, our board appointed Randall R. Lay to fill one of these vacancies. Effective concurrently with the Stock Purchase Closing, the size of our board was increased from six to nine members and each of Anthony L. Coelho, Anthony S. Daffer, William J. Elsner and Fred A. Vierra were appointed to fill the vacancies and newly-created directorships. Each of these individuals was designated by CityNet. Our board now consists of four CityNet Nominees and four other directors, and there is one vacancy on our board. It is contemplated that ten days after we file this 14f-1 information statement and mail it to registered holders of our stock, our board will appoint Ronald Kaufman to fill the remaining vacancy. As a result, the CityNet Nominees will constitute a majority of our board of directors. To the extent that the CityNet Nominees meet the requirements under applicable law or regulations, including Nasdaq regulations, to serve on committees of our board, the CityNet Nominees will be entitled to serve on these committees in the same proportion as their representation on our board.

Continuing Directors

        There are four continuing directors of the Company. The name, age and present principal occupation or employment, and material occupations, positions, offices or employment for the past give years, of each continuing director are set forth below:

Anthony P. Dolanski Class I Age: 57 Director since July 2002	Mr. Dolanski has served as one of our directors since July 2002. Since April 2002, Mr. Dolanski has served as Chief Financial Officer of Internet Capital Group, Inc., an internet holding company. From March 2000 to June 2001, Mr. Dolanski was employed by Brience, Inc. where he co-founded the company and served as its Chief Financial Officer. From January 1998 to February 2000, Mr. Dolanski served as Executive Vice President, Finance and Systems at Sallie Mae. From June 1968 to June 1998 Mr. Dolanski was employed by KPMG LLP ("KPMG"). Mr. Dolanski currently serves on the board of directors of eMerge Interactive. In January 2003 the SEC filed a civil enforcement action against KPMG and certain current and former KPMG partners, including Mr. Dolanski. This claim arises out of KPMG's audit of Xerox for the years 1997 through 2000. Mr. Dolanski was the lead engagement partner at KPMG for the Xerox audit during 1997.

Carolyn F. Katz Class I Age: 41 Director since August 2000 Board Committees: Audit and Compensation
Ms. Katz has served as one of our directors since August 2000. Since December 2001, Ms. Katz has been a consultant providing financial and strategic analysis for telecommunications companies. From May 2000 to October 2001, Ms. Katz served as a principal of Providence Equity Partners Inc., a private investment firm specializing in equity investments in telecommunications and media companies. From July 1984 to April 2000, Ms. Katz was employed by Goldman Sachs, most recently as a Managing Director and co-head of Emerging Communications. Ms. Katz currently serves on the board of directors of NII Holdings, Inc.
Randall R. Lay Class II Age 48 Director since July 2003 Board Committees: Non-executive stock option
Mr. Lay has served as one of our directors and as our Chief Executive Officer since July 2003. Mr. Lay served as our Chief Financial Officer from June 2002 to July 2003. From October 2001 to April 2002, Mr. Lay served as Senior Vice President and Chief Financial Officer of Metromedia Fiber Networks, Inc. ("MFN"). MFN filed for reorganization under Chapter 11 of the Bankruptcy Code on May 20, 2002. From September 1993 to September 2001, Mr. Lay was employed by International Specialty Products, a global supplier of specialty chemicals, most recently as Executive Vice President and Chief Financial Officer.
H. Robert Gill Class III Age: 66 Director since April 2002 Board Committees: Audit and Compensation
Mr. Gill has served as one of our directors since April 2002. Since March 2003, Mr. Gill has served as Chairman of Aerie Networks, Inc., a telecommunications services company. Since April 1996, Mr. Gill has been a principal of The Topaz Group, which provides consulting services for corporations and investors. From May 1997 to May 2001, Mr. Gill was the Chairman and Chief Executive Officer of MobileForce Technologies, Inc., a systems and software company. From March 1995 to April 1996, Mr. Gill was Senior Vice President of the Enhanced Products Group of Frontier Corporation, a telecommunications company. From January 1989 to March 1995, Mr. Gill was President and Chief Executive Officer of ConferTech International, Inc., a teleconferencing services and equipment provider. Mr. Gill serves on the board of directors of QualMark Corporation.

Resigning Directors

        In connection with the Stock Purchase Closing, Kevin P. Power and Roland A. Van der Meer resigned from our board and CityNet Nominees were appointed in their place.

CityNet Nominees

        The name, age and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years, of each person whom CityNet nominated to serve on the board of directors are set forth below. CityNet has informed the Company that each of such persons has consented to act as a director. Each of the CityNet Nominees was selected to serve as one of our directors by CityNet pursuant to a Stockholders' Agreement among us, CityNet and certain of our stockholders.

Current Directors:

Anthony L. Coelho Class II Age: 61 Director since July 2003	Mr. Coelho has served as one of our directors since July 2003. Mr. Coelho served in the U.S. House of Representatives from 1978 to 1989. After leaving Congress, he joined Wertheim Schroder & Company, an investment banking firm and became President and CEO of Wertheim Schroder Financial Services. In October 1995 Mr. Coelho founded, and from October 1995 to September 1997, he served as Chairman and CEO of, ETC w/tci, an education and training technology company. From September 1997 through April 1999 Mr. Coelho worked independently as a business and political consultant. He served as General Chairman of the presidential campaign of former Vice President Al Gore from April 1999 until June 2000. Since June 2000, Mr. Coelho has been retired. Mr. Coelho serves on the boards of directors of CityNet, Service Corporation International, Cyberonics, Inc. and Cadiz, Inc.
Anthony S. Daffer Class III Age: 32 Director since July 2003
Mr. Daffer has served as one of our directors since July 2003. Since August 1998, Mr. Daffer has served as a General Partner of Crescendo Ventures. Mr. Daffer serves on the board of directors of CityNet.
William J. Elsner Class II Age: 51 Director since July 2003
Mr. Elsner has served as one of our directors since July 2003. Since October 1999, Mr. Elsner has served as a Managing Member of Telecom Management III, LLC. Since July 1997, Mr. Elsner has served as a Managing Member of Telecom Management II, LLC. Mr. Elsner serves as the Chairman of the board of directors of CityNet.
Fred A. Vierra Class III Age: 71 Director since July 2003
Mr. Vierra has served as one of our directors since July 2003. Since January 1998, Mr. Vierra has been retired. From 1994 to January 1998, Mr. Vierra was the Chief Executive Officer and Vice Chairman of the board of directors of Tele-Communications International, Inc., the international affiliate of Tele-Communications, Inc. Mr. Vierra serves on the board of directors of CityNet.

Nominated to take office ten days after we file this information statement and mail it to registered holders of our Common Stock:

Ronald Kaufman Class I Age: 59	Mr. Kaufman served as the White House Political Director and Director of Presidential Personnel under President George Bush, Sr. from January 1989 to January 1993. Since January 1994, Mr. Kaufman has worked for The Dutko Group, Inc., a lobbying firm, and has served as its Senior Managing Partner since January 1995. Mr. Kaufman serves on the board of directors of CityNet.

        We have been advised by CityNet that, to the best of CityNet's knowledge, prior to the Stock Purchase Closing and their appointment to our board, none of the CityNet Nominees, (i) was a director of, or held a position with, the Company, (ii) had a familial relationship with any of the directors or executive officers of the Company, (iii) beneficially owned any securities (or rights to acquire securities) of the Company, (iv) was a party adverse to the Company or any of its subsidiaries, or had a material interest adverse to the Company or any of its subsidiaries, in any legal proceeding, or (v) had been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board of Directors following the Closing

        Ten days after we file this 14f-1 information statement and mail it to registered holders of our Common Stock, our board of directors will be constituted as follows:

Class II Directors With Terms Expiring In 2004	Class III Directors With Terms Expiring In 2005	Class I Directors With Terms Expiring In 2006
Anthony L. Coelho	H. Robert Gill	Anthony P. Dolanski
William J. Elsner	Anthony S. Daffer	Carolyn F. Katz
Randall R. Lay	Fred A. Vierra	Ronald Kaufman

Committees

        Our board of directors maintains audit and compensation committees, but does not have a nominating committee.

        Audit Committee.    Our audit committee (1) recommends to our board of directors the annual appointment of our independent accountants, (2) discusses and reviews in advance the scope and the fees of the annual audit, (3) reviews the results of the audit with our independent accountants and discusses the foregoing with our management, (4) reviews and approves non-audit services of the independent accountants, (5) reviews compliance with our existing major accounting and financial reporting policies, (6) reviews the adequacy of our financial organization, (7) reviews management's procedures and policies relating to the adequacy of our internal accounting controls and compliance with applicable laws relating to accounting practices and (8) reviews and discusses with our independent accountants their independence. Each member of the audit committee is independent (as defined in Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards). Our board of directors has adopted a written charter for our audit committee. Our audit committee presently consists of Mr. Gill (who chairs the committee) and Ms. Katz. Ten days after we file this 14f-1 information statement and mail it to registered holders of our Common Stock, we anticipate that one or more CityNet Nominees who qualify as "independent" will join our audit committee.

        Compensation Committee.    Our compensation committee (1) establishes and reviews general policies relating to the compensation and benefits of our employees, (2) reviews and approves equity grants pursuant to our stock option plans to our employees and (3) reviews and approves the compensation of all of our executive officers and directors, including stock compensation. Our compensation committee presently consists of Mr. Gill and Ms. Katz. Ten days after we file this 14f-1 information statement and mail it to registered holders of our Common Stock, we anticipate that one or more CityNet Nominees who qualify as "independent" will join our compensation committee.

Meetings and Attendance

        During 2002, our board of directors and committees held the following number of meetings:

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  our board of directors held nineteen meetings;

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  our audit committee held seven meetings; and

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  our compensation committee met three times.

        Each director attended at least 75% of the meetings of our board of directors and the meetings of the committees on which they served.

Director Compensation

        We maintain a Director Compensation and Reimbursement Policy (the "Policy"). Under this Policy during 2002, we paid each non-employee director an annual retainer fee of $6,000 and $1,000 for each committee meeting attended in person or by telephone. We also reimbursed non-employee directors for certain expenses incurred in connection with attending board of director and committee meetings.

        Effective June 3, 2002, the portion of the Policy that describes stock options to be granted to directors was revised to provide that each non-employee director will receive the following options (note: all option and share numbers described in this information statement are reported on a pre-reverse stock split basis and do not give effect to the one-for-twenty reverse stock split expected to take effect August 11, 2003):

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  An initial grant of 50,000 options when the director joins the board. This includes an automatic grant of 20,000 options under the Director Option Plan and a grant of 30,000 options under the 1999 Stock Plan. These options vest as to 25% of the shares on each anniversary date of grant. The Policy in effect through June 2, 2002 provided for the automatic grant of 20,000 stock options under the 1999 Director Option Plan when a director joined the board. Effective as of the Stock Purchase Closing, each of Messrs. Coelho, Daffer, Elsner and Vierra was granted options to purchase 50,000 shares of our Common Stock, and upon joining our board, Mr. Kaufman will be granted options to purchase 50,000 shares of our Common Stock.

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  An annual grant of 20,000 options on June 30 of each year, provided that the director has served on the board for the previous six months. This includes an automatic grant of 5,000 options under the Director Option Plan and a grant of 15,000 options under the 1999 Stock Plan. These options vest as to 100% of the shares on the first anniversary date of the grant. The Policy in effect through June 2, 2002 provided for the automatic annual grant of 5,000 stock options under the 1999 Director Option Plan.

        All of the options are issued with an exercise price equal to the fair market value of our stock on the date of grant. A non-employee director may elect not to receive any grants other than the automatic grants under the Director Option Plan.

        Upon an optionee ceasing to be a non-employee director, the optionee must exercise an option within the time set forth in his or her option agreement. If termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will remain exercisable for a period of three months. However, an option may never be exercised later than the expiration of its term.

        Mr. Gill received options to purchase 20,000 shares of Common Stock (under the 1999 Director Option Plan) with an exercise price of $1.45 per share effective April 4, 2002, the date of his appointment to the board, and he received 30,000 stock options (under the 1999 Stock Plan) with an exercise price of $1.35 per share on April 18, 2002. Mr. Dolanski received options to purchase 50,000 shares of Common Stock (20,000 options under the 1999 Director Option Plan and 30,000 options under the 1999 Stock Plan) effective July 18, 2002, the date of his appointment to the board, with an exercise price of $0.17 per share. On June 3, 2002, each incumbent non-employee director, consisting of Carolyn Katz, Kevin Power and Roland Van der Meer, received 30,000 stock options under the 1999 Stock Plan, with an exercise price of $0.42 per share.

        The annual grant of 20,000 non-statutory stock options (5,000 options under the 1999 Director Option Plan and 15,000 options under the 1999 Stock Plan) to non-employee directors effective on

June 30 of every year was made on July 1, 2002 (the first trading day after June 30, 2002) at an exercise price of $0.18 per share.

        In December 2002 the board of directors revised the portion of the Policy that describes fees to be paid to directors. Under the revised Policy, effective January 1, 2003 we will pay each non-employee director:

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  An annual retainer fee of $10,000, payable in quarterly installments.

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  An annual retainer fee of $5,000 for each non-employee director who serves as chair of a committee established by the board, payable in quarterly installments.

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  A fee of $1,500 for each committee meeting attended in person or by telephone.

        We will continue to reimburse non-employee directors for certain expenses incurred in connection with attending board of director and committee meetings.

Executive Officer Information

        Set forth below is biographical and other information about our executive officers.

Brian Coderre Age: 37	Mr. Coderre has served as our Chief Financial Officer since July 2003. He has served in various capacities since joining us in March 2000, most recently as Senior Vice President, Finance and Controller. From January 1996 to March 2000, Mr. Coderre worked for Aerial Communications, Inc., a wireless telecommunications service provider, most recently as Director of Revenue Assurance.
Annette V. Erdmann Age: 43
Ms. Erdmann has served as our Chief Information Officer since January 2003. From March 2000 to September 2002, Ms. Erdmann was employed by Qwest Communications, a provider of voice, video and data services, most recently as Vice President, Information Technology and Chief Information Officer in support of the Consumer Markets Business Unit. From November 1989 to February 2000, Ms. Erdmann was employed by MCI, most recently as Senior Director, Information Technology.
Scott D. Fehlan Age 34
Mr. Fehlan has served as our General Counsel since September 1999. He has served as our Secretary since April 2000 and served as our Assistant Secretary from September 1999 to April 2000. From January 1995 to May 1998, Mr. Fehlan was an associate, and from June 1998 to September 1999, he was a shareholder of Shefsky & Froelich Ltd., a law firm. Mr. Fehlan holds a J.D. from Yale Law School.

Les W. Hankinson Age: 51
Mr. Hankinson has served as our Senior Vice President, Global Sales since December 2002. From November 2001 to December 2002, Mr. Hankinson served as Senior Vice President, Sales and Marketing at Interoute Telecom Inc., a voice and data network service provider. From October 1999 to November 2001, Mr. Hankinson served as Senior Vice President, Sales and Marketing at FiberNet Telecom Group, Inc., a telecommunications company. From August 1990 to October 1999 Mr. Hankinson was employed by British Telecom, most recently as Vice President and General Manager.
Scott Layman Age: 36
Mr. Layman has served as our Chief Operating Officer since July 2003. From June 2002 to July 2003 he served as Chief Operating Officer of Megabeam Networks Ltd, a telecommunications company. From April 2002 to June 2002, Mr. Layman served as a consultant to Telecom Ventures, a venture capital firm. From December 1999 to June 2002, he was a co-founder and President of Global Metro Networks, Inc., a dark fiber telecommunications company. From November 1998 to November 1999, Mr. Layman served as Senior Vice President, Business Development and International Operations of ACSI Network Technologies, Inc., a dark fiber telecommunications company. From August 1997 to November 1998, he worked for XO Communications, a telecommunications company, most recently as Vice President, General Manager.
Emilio Pardo Age: 39
Mr. Pardo has served as our President responsible for government relations since July 2003. He co-founded CityNet and served as a director from May 2000 to July 2003, and served as CityNet's Chief Executive Officer from July 2001 to July 2003. From February 1990 to May 2000, Mr. Pardo worked at Fleishman-Hillard International Communications, Inc., a communications consulting company, most recently as Senior Vice President and Senior Partner. From December 1985 to January 1990, he served as the Press Secretary to the U.S. Senate Commerce Committee and to Senator Ernst Hollings, the Committee's Chairman.

EXECUTIVE COMPENSATION

Compensation Committee Report

        The compensation committee of our board of directors establishes our general compensation policies and establishes the compensation plans and the specific compensation levels for executive officers, including our President and Chief Executive Officer. This report describes the philosophy that underlies the cash and equity-based components of our executive compensation program. It also describes the details of each element of the program, including the rationale for the compensation paid to our senior executives.

General Compensation Philosophy

        The primary objectives of our executive compensation policies include the following:

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  to attract, motivate, and retain a highly-qualified executive management team;

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  to link executive compensation to our financial performance as well as to define individual management objectives established by the compensation committee;

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  to compensate competitively with the practices of similarly situated telecommunications companies; and

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  to create management incentives designed to enhance stockholder value.

        We compete in an aggressive and dynamic industry and, as a result, believe that finding, motivating, and retaining quality employees, particularly senior managers, sales personnel, and technical personnel are key factors to our future success. Our compensation philosophy seeks to align the interests of stockholders and management by tying compensation to our financial performance, either directly in the form of salary and bonuses paid in cash or indirectly in the form of appreciation of stock options and in certain instances, restricted stock granted to principal executive officers.

Cash Compensation

        We seek to provide cash compensation to our executive officers, including base salary and an annual cash bonus, at levels that are commensurate with cash compensation of executives with comparable responsibility at similarly situated telecommunications companies. Annual increases in base salary are determined on an individual basis based on market data and a review of the officer's performance and contribution to various individual, departmental, and corporate objectives. Cash bonuses are intended to provide additional incentives to achieve such objectives, and the amount of cash bonuses depends on the extent to which these objectives are achieved. In 2002, each officer's base salary and the amount of their cash bonus reflected the officer's performance and the accomplishment of individual, departmental and corporate objectives.

        The salaries and cash bonuses of each of our executive officers, other than our President and Chief Executive Officer, were determined by the committee, upon the recommendation of our President and Chief Executive Officer. The compensation committee sets new goals for each of our executives each fiscal year on the basis of past performance and objectives for the next fiscal year. Our President and Chief Executive Officer's base salary is determined by our board of directors, upon the recommendation of the committee. In January 2002, the named executive officers received bonuses ranging from 54% to 66% of base salary.

        Based on a review of public company proxy data, compensation data supplied by independent executive compensation research and consulting firms, and other relevant market data, the committee believes that cash compensation paid to our executive officers, including our President and Chief Executive Officer, were generally consistent with amounts paid to officers with similar responsibilities at similarly situated telecommunications companies. We note that competition for qualified management and technical personnel in the telecommunications industry is intense, and we expect such competition to remain intense for the foreseeable future. As a result, in order to insure access to qualified personnel, we believe that it will continue to be necessary to provide compensation packages, consisting of cash compensation and equity incentives, that are at least competitive with, and in certain instances superior to, compensation paid by other telecommunications companies.

Equity Based Compensation

        Restricted stock grants and stock options are periodically granted to provide additional incentive to executives and other employees to maximize long-term total return to our stockholders. Restricted stock and stock options are a particularly strong incentive because they are tied to our performance as a whole. Employees must remain employed by us for a fixed period of time in order for restricted stock or stock options to vest fully. Our restricted stock grants generally vest over a three-year period and stock options generally vest over a four-year period to encourage holders to continue in our employ. All of the equity grants made in the year ended December 31, 2002, were approved by either the compensation committee or the non-executive stock option committee, pursuant to their delegated authority, or our board. In making their determinations, the committees consider the executive's position, such executive's individual performance, the number of options held (if any) and the extent to which such options are vested, and any other factors that the committees may deem relevant. The options awarded in 2002 reflect the accomplishment of the individual performance objectives of each executive officer and their contribution towards achieving departmental and corporate objectives.

Tax Deductibility of Executive Compensation

        Section 162(m) of the Internal Revenue Code limits the federal income tax deductibility of compensation paid to our President and Chief Executive Officer and to each of the other four most highly-compensated executive officers. We may deduct such compensation only to the extent that during any fiscal year the compensation paid to such individual does not exceed $1 million or meet certain specified conditions (including stockholder approval). At this time, we have determined that the Section 162(m) deduction limitation does not apply because, through 2003, we continue to fall within the extended reliance period for corporations that become publicly held in connection with an initial public offering.

Compensation of our President and Chief Executive Officer

        Mr. Shutt's salary for 2002 included in the "Summary Compensation Table" was set by the compensation committee. Mr. Shutt was awarded a bonus of $150,000 in January 2002 at the discretion of the compensation committee. Mr. Boxer's salary for 2002 was determined by our board and is reflected in the "Summary Compensation Table."

        The compensation committee endorses the position that stock ownership by management and stock-based performance compensation arrangements are beneficial in aligning management and stockholders' interests. On November 13, 2002, when Mr. Boxer was named President and Chief Executive Officer, he was granted options to purchase a total of 600,000 shares of our Common Stock at an exercise price of $.30 per share, the fair market value on the grant date. The vesting schedule for these grants is reflected in the table headed "Option Grants in Last Fiscal Year" below.

        The compensation committee exercised its judgment and discretion in determining the level of each element of compensation, individually and in the aggregate, for Mr. Shutt and Mr. Boxer in 2002. Mr. Boxer resigned as our interim President and Chief Executive Officer and as a director effective July 15, 2003.

Conclusion

        We believe these executive compensation policies and programs serve the interests of our stockholders and us effectively. The various pay vehicles offered are carefully designed to provide increased motivation for senior executives to contribute to our overall future success, thereby enhancing our value for the stockholders' benefit. The foregoing report has been approved by all of the members of the compensation committee.

THE COMPENSATION COMMITTEE Robert Gill Carolyn Katz Kevin Power

Compensation Committee Interlocks and Insider Participation

        The current members of our compensation committee are Mr. Gill and Ms. Katz. None of the members of the compensation committee, which reviews and approves the compensation of all of our directors and executive officers, is currently or has been, at any time since our formation, one of our officers or employees. None of our executive officers currently serves or in the past has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee. Ms. Katz was a consultant to us from November 2001 through March 2002.

Summary Compensation Table

        The following table sets forth the compensation earned, awarded or paid for services rendered to us in all capacities for the three years ended December 31, 2002 by our Chief Executive Officer and our next four most highly compensated executive officers who earned more than $100,000 in salary and bonus during the year ended December 31, 2002, whom we refer in this proxy statement collectively as the "named executive officers."

Summary Compensation Table

Compensation Awards
Annual Compensation
						Securities Underlying Options	All Other Compensation(1)
Name and Principal Position	Year	Salary		Bonus
Lance B. Boxer President and Chief Executive Officer(2)	2002 2001 2000	$86,167 — —	(3)	$	— — —	600,000 — —	— — —
Patrick C. Shutt Former Chairman, President and Chief Executive Officer	2002 2001 2000	278,258 300,000 253,714			150,000 179,390 150,000	— 450,000 —	— — —
Robert E. Rainone, Jr. Former Chief Operating Officer and President, Global Operations	2002 2001 2000	215,000 215,000 165,529			139,750 150,037 107,500	— 500,000 —	— — —
Robert J. Pommer, Jr. Former Vice Chairman	2002 2001 2000	212,505 215,016 215,016			139,750 147,098 107,500	— 150,000 —	— — —
Scott D. Fehlan General Counsel and Secretary	2002 2001 2000	200,000 185,000 185,000			120,250 53,598 46,250	450,000 325,000 —	— — —

(1)
The amount for all other compensation in the form of perquisites and other personal benefits has been omitted because these perquisites and other personal benefits contributed less than the lesser of $50,000 or 10% of the total salary and bonus for each of the named executives.

(2)
Mr. Boxer resigned as our interim President and Chief Executive Officer and as a director effective July 15, 2003.

(3)
Represents amounts paid to Mr. Boxer under an independent contractor agreement.

Stock Options

        The following table shows information regarding stock options granted to the named executive officers during the year ended December 31, 2002. The potential realizable value is based on the assumption that our Common Stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the ten-year term. These numbers are calculated based on Securities and Exchange Commission requirements and do not reflect projections or estimates of future stock price growth. Potential realizable values are computed by:

  •
  multiplying the number of shares of Common Stock underlying each option by the indicated exercise price per share;

  •
  assuming that the total stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option; and

  •
  subtracting from that result the total option exercise price.

  •
  Actual gains, if any, on stock option exercises will be dependent on the future performance of our Common Stock.

        The percentage of total options granted is based on an aggregate of 7,405,350 options granted by us during the year ended December 31, 2002, to our employees including the named executive officers. Unless otherwise indicated, options were granted with an exercise price equal to or higher than the fair market value of our Common Stock, as determined in good faith by our board of directors at the time of the grants.

Option Grants In Last Fiscal Year

	Individual Grants
					Potential Realizable Value at Assumed Annual Rates of Stock Appreciation for Option Term
		% of total Options Granted to Employees During Period
	Number of Securities Underlying Options Granted
			Exercise Price Per Share (2)	Expiration Date
Name					5%	10%
Lance B. Boxer	500,000(1)	6.75	$0.30	July 14, 2005	$73,300	$116,718
	100,000(2)	1.35	0.30	July 14, 2005	14,660	23,334
Scott D. Fehlan	450,000(3)	6.07	0.42	June 2, 2012	129,302	205,891

(1)
Options vest as to 1/6th of the shares on the 16th day of each month beginning on November 16, 2002.

(2)
Options vested as to 100% of the shares on April 8, 2003, the date we received debt financing from CityNet Telecommunications, Inc.

(3)
Options vested as to 50% of the shares immediately on the day of grant and as to the remainder of the shares, 1/36th vest on the 16th day of each month beginning on June 16, 2002.

Aggregated Option Exercises In Last Fiscal Year
And Fiscal Year-End Option Values

        The following table presents information regarding the named executive officers concerning option exercises for the year ended December 31, 2002 and exercisable and unexercisable options held as of

December 31, 2002. The value of unexercised in-the-money options is based on a price of $0.19 per share, the closing sales price for our Common Stock on December 31, 2002 as quoted on the Nasdaq SmallCap Market, minus the per share exercise price, multiplied by the number of shares underlying the option.

	Number of Securities Underlying Unexercised Options at December 31, 2002		Value of Unexercised In-The-Money Options at December 31, 2002
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Lance B. Boxer	166,667	433,333	$—	$—
Patrick C. Shutt	600,000	—	54,000	—
Robert J. Pommer, Jr.	300,000	—	54,000	—
Scott D. Fehlan	746,191	307,809	—	—

Other Benefits

        401(k) Retirement Plan.    We maintain a 401(k) retirement savings plan, covering our eligible full-time employees located in the United States. The 401(k) plan is intended to meet the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code, as amended, so that contributions to the 401(k) plan by employees, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) plan. Under the 401(k) plan, employees may elect to reduce their current eligible compensation by up to the lesser of 15% of their annual compensation or the statutorily prescribed annual limit ($11,000 if under the age of 50 and $12,000 if age 50 or above in 2002) and to have the amount of the reduction contributed to the 401(k) plan. The 401(k) plan does permit discretionary matching contributions to the 401(k) plan by us on behalf of participants in the 401(k) plan who have completed at least a year of service to us. To date, there have been no matching contributions.

        Employee Stock Purchase Plan.    We maintain an employee stock purchase plan that is available to substantially all employees located in the United States. Participating employees may purchase Common Stock at the end of each participation period at a purchase price equal to 85% of the lower of the fair market value of the stock at the beginning or the end of the period. The six-month participation periods run from May to October and from November to April each year. Employees may contribute up to 15% of their compensation to the plan, up to a maximum of $25,000 per calendar year.

Employment Agreements and Change-in-Control Arrangements

Employment Agreements

        From time to time, we have entered into employment agreements or independent contractor agreements with our executive officers, including the executive officers listed in the "Summary Compensation Table." Each of the employment agreements currently in effect is for a renewable one-year term.

        Lance B. Boxer.    In November 2002, Lance B. Boxer entered into an interim Chief Executive Officer agreement with us. Under the agreement, we pay an entity owned by Mr. Boxer a monthly fee of $55,000. This agreement had an initial term of six months, which had been extended through the expected Stock Purchase Closing. We had agreed to enter into an employment agreement with Mr. Boxer contingent upon the Stock Purchase Closing, which would have entitled Mr. Boxer to an annual salary of $400,000 and would have had an initial term of two years after which it would be renewable for one-year terms. Mr. Boxer resigned as our interim President and Chief Executive Officer and as a director effective July 15, 2003.

        Annette Erdmann.    In December 2002, Annette Erdmann entered into an independent contractor agreement with us. Under this agreement, we pay Ms. Erdmann a monthly fee of approximately $32,500. This agreement has an initial term of one year. We have agreed to enter into an employment agreement under which Ms. Erdmann would be entitled to an annual salary of $225,000. This agreement would have a renewable one-year term.

        Scott Fehlan.    In September 1999, Scott Fehlan entered into an employment agreement with us. In January 2001, we amended and restated our employment agreement with Mr. Fehlan. Mr. Fehlan is currently entitled to an annual salary of $215,000 and a commuting allowance of $500 per month.

        Les Hankinson.    In December 2002, Les Hankinson entered into an employment agreement with us. Mr. Hankinson is currently entitled to an annual salary of $180,000.

        Randall Lay.    In June 2002, Mr. Lay entered into an employment agreement with us. In July 2003, we amended and restated our employment agreement with Mr. Lay. Mr. Lay is currently entitled to an annual salary of $300,000.

        Robert Pommer.    In September 1998, Robert Pommer, formerly Vice Chairman, entered into an employment agreement with us. In February 1999, February 2000 and April 2000 we amended our employment agreement with Mr. Pommer. Mr. Pommer was entitled to an annual salary of $215,000 and a commuting allowance of $600 per month. Mr. Pommer's employment agreement had an initial term of three years and was renewable for additional one-year terms.

        Robert Rainone.    In February 2000, Robert Rainone, formerly Chief Operating Officer and President, Global Operations, entered into an employment agreement with us. We amended our employment agreement with Mr. Rainone in April 2000. Under the agreement Mr. Rainone was entitled to an annual salary of $215,000. Mr. Rainone was also entitled to a commuting allowance of $600 per month. Mr. Rainone's employment agreement had an initial term of one year and was renewable for additional one-year terms.

        Patrick Shutt.    In September 1998, Patrick Shutt, formerly Chairman, President and Chief Executive Officer, entered into an employment agreement with us. In February 1999 and February 2000, we amended our employment agreement with Mr. Shutt. Under the agreement Mr. Shutt was entitled to an annual salary of $300,000. Mr. Shutt was also entitled to a commuting allowance of $600 per month. Mr. Shutt's employment agreement had an initial term of three years and was renewable for additional one-year terms.

        We pay for or reimburse certain expenses for our executive officers, including commuting costs or commuting allowances, corporate housing or housing allowances, parking expenses and certain other personal expenses.

Change of Control Arrangements

        Each of the employment agreements described above contains provisions providing that if we terminate the executive officer's individual employment terms for any reason other than cause, death or total disability, or if their authority, duties or responsibilities with us have been substantially reduced following a change of control, then we will pay them certain amounts and provide them with health insurance for specified periods. In the case of Mr. Lay, we will pay him an amount equal to his base salary for twelve months plus 50% of his targeted bonus for the fiscal year of the termination and provide him with health insurance for one year. In the case of the other executive officers listed above, we will (a) provide them with health insurance for the six month period after their termination and (b) pay them an amount equal to their base salaries for six months.

        Except for one option grant to Ms. Erdmann and the option grants to Mr. Boxer noted above, unvested options to purchase shares held by our executives will fully vest if there is a change of control which results in both:

  •
  the sale of all or substantially all of our assets, any merger of us with another company or any other corporate reorganization in which more than 50% of our voting power is transferred; and

  •
  the officer no longer being employed by us or the successor entity for the 12 months after the change of control under substantially similar terms and conditions that existed prior to the change of control. The options may be exercised for three months after the executive ceases to be a service provider to us.

        We granted options to purchase 50,000 shares of our stock to Annette Erdmann on January 21, 2003, before Ms. Erdmann was an executive officer. This grant agreement does not contain the change of control provisions described above.

        After the Stock Purchase Closing, we granted Mr. Lay a fully vested option to purchase 100,000 shares of our Common Stock, with an exercise price equal to the fair market value of our stock on the date of grant.

        Mr. Lay and Mr. Fehlan received bonuses of $50,000 and $40,000, respectively, for successfully assisting the Company in entering into the Stock Purchase Agreement. These amounts were paid upon CityNet's funding of the $5 million loan.

STOCK OWNERSHIP

Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth information regarding the beneficial ownership of our Common Stock as of July 31, 2003 by:

  •
  each of the individuals listed on the "Summary Compensation Table" above;

  •
  each of our directors and the CityNet Nominees;

  •
  each person (or group of affiliated persons) who is known by us to own beneficially 5% or more of our Common Stock; and

  •
  all current directors and executive officers as a group.

        Other than Common Stock owned by CityNet and options granted to each CityNet Nominee upon joining our board, none of the CityNet Nominees (other than Mr. Elsner) owns, beneficially or of record, any shares of our capital stock. By virtue of his relationship with one of CityNet's investors, Mr. Elsner may be deemed to be the beneficial owner of the shares of Common Stock owned by CityNet. Each of the CityNet Nominees disclaims beneficial ownership of shares beneficially owned by CityNet.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of July 31, 2003, are deemed issued and outstanding. These shares, however, are not deemed outstanding for purposes of computing percentage ownership of each other stockholder.

        Except as indicated in the footnotes to this table and subject to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares shown as beneficially owned by them. This table also includes shares owned by a spouse as community property. Percentage of ownership is based on 228,807,170 shares of Common Stock outstanding on July 31, 2003. The percentage of Common Stock outstanding as of July 31, 2003 is calculated in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated, the address of each of the individuals named below is: c/o Universal Access Global Holdings Inc., 233 South Wacker Drive, Suite 600, Chicago, Illinois 60606.

	Beneficial Ownership
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Shares Issuable Pursuant to Options and Warrants Exercisable Within 60 days of July 31, 2003	Percent Beneficially Owned
Entities Affiliated with CityNet (1) 8405 Coles Road, 6th Floor Silver Spring, MD 20910	131,343,368	—	57.40
Entities Affiliated with Telecom Partners III, L.P. (1)	131,343,368	—	57.40
Entities Affiliated with Telecom Management III, L.L.C. (1)	131,343,368	—	57.40
Entities Affiliated with ComVentures(2) 305 Lytton Avenue Palo Alto, CA 94301	13,160,090	52,500	5.77
Entities Affiliated with Internet Capital Group(3) 600 Building 435 Devon Park Drive Wayne, PA 19087	21,664,124	—	9.47
Anthony L. Coelho	—	—	*
Anthony S. Daffer	—	—	*
Anthony P. Dolanski (2)	21,664,124	—	9.47
William J. Elsner (1)	131,343,368	—	57.40
H. Robert Gill	—	12,500	*
Carolyn F. Katz	—	62,500	*
Randall R. Lay	—	866,668	*
Fred A. Vierra	—	—	*
Lance B. Boxer	—	600,000	*
Scott D. Fehlan	34,958	929,000	*
Robert J. Pommer, Jr. (4)	3,280,563	—	1.43
Robert E. Rainone, Jr.	215,505	—	*
Stephen W. Schovee (1)	131,343,368	—	57.40
Patrick C. Shutt (5)	2,051,076	—	*
All directors and executive officers as a group (18 persons)	171,849,381	2,948,723	75.42

*
Less than 1% of the outstanding shares of Common Stock.

(1)
Includes shares held by CityNet Telecommunications, Inc. Telecom Partners III, L.P. is a stockholder of CityNet Telecommunications, Inc. Telecom Management III, L.L.C. is a general partner of Telecom Partners III, L.P. The managing members of Telecom Management III, L.L.C. are William Elsner and Stephen Schovee, each of whom disclaims beneficial ownership of the reported shares, except as to their pecuniary interest therein.

(2)
Includes 12,390,375 shares held by Communication Ventures III, L.P., and 625,221 shares held by Communication Ventures III CEO & Entrepreneurs' Fund, L.P., 917 shares held by Mr. Van der Meer's wife in an IRA account, 143,577 shares held individually by Mr. Van der Meer and options to purchase 25,000 shares held individually by Mr. Van der Meer. The sole general partner of

  Communication Ventures III, L.P. and Communication Ventures III CEO & Entrepreneurs' Fund, L.P., is ComVen III, L.L.C. The managing members of ComVen III, L.L.C. are Roland Van der Meer, David Helfrich and Clifford Higgerson. Roland Van der Meer, one of our former directors, and each of the other managing members of ComVen III, L.L.C. disclaim beneficial ownership of the shares held by Communication Ventures III, L.P., and Communication Ventures III CEO & Entrepreneurs' Fund, L.P., except to the extent of their pecuniary interest therein. David Helfrich and Clifford Higgerson (managing members of ComVen III, L.L.C.) disclaim beneficial ownership of the shares held individually by Mr. Van der Meer's wife and to the shares held individually by Mr. Van der Meer.

(3)
Includes 21,664,124 shares held by ICG Holdings, Inc., a direct wholly-owned subsidiary of Internet Capital Group, Inc. and 12,500 stock options held individually by Mr. Dolanski. Internet Capital Group, Inc. ("ICG") has entered into an agreement with Mr. Dolanski, ICG's Chief Financial Officer, whereby Mr. Dolanski has agreed to hold his options to purchase shares of Common Stock and the shares he receives upon exercise of such option for the exclusive economic benefit of ICG. Mr. Dolanski disclaims beneficial ownership of the shares held by ICG Holdings, Inc., except to the extent of his pecuniary interest therein.

(4)
Includes 2,007,759 shares held individually by Robert J. Pommer, Jr., as Trustee of the Robert J. Pommer, Jr. Declaration of Trust, 58,852 shares held individually by Robert J. Pommer, Jr., 199,545 shares held by Elizabeth M. Pommer as Trustee of the Elizabeth M. Pommer Declaration of Trust dated December 31, 1999 and 1,000,000 shares held by the Pommer Family Limited Partnership dated December 31, 1999. Also includes 6,807 shares held by Mr. Pommer's father as custodian for Mr. Pommer's son, who shares Mr. Pommer's household, under the Uniform Transfers to Minors Act; and 7,600 shares held by Mr. Pommer's father as custodian for Mr. Pommer's daughter, who shares Mr. Pommer's household, under the Uniform Transfers to Minors Act.

(5)
Includes 849,778 shares held by Patrick Shutt as Trustee of the Patrick C. Shutt Declaration of Trust dated December 22, 1999 and 870,000 shares held by the Shutt Family Limited Partnership. The general partners of the Shutt Family Limited Partnership are Patrick Shutt and his wife. Also includes 109,998 shares held by Molly K. Shutt as Trustee of the Molly K. Shutt Declaration of Trust and 111,300 shares held by Connor Shutt and 110,000 shares held by Cameron K. Shutt under the Uniform Transfers to Minors Act.

Performance Graph

        The following graph compares the total return (including reinvestment of dividends) on $100 invested in our Common Stock on March 17, 2000, the date of our initial public offering, through December 31, 2002, with a similar investment in the Nasdaq Composite Index and the Nasdaq Telecommunications Index.

Comparison of 33 Month Cumulative Total Return*
Among Universal Access Global Holdings Inc.,
the Nasdaq Stock Market (U.S.) Index
and the Nasdaq Telecommunications Index

* $100 INVESTED ON 3/17/00 IN STOCK OR INDEX—
INCLUDING REINVESTMENT OF DIVIDENDS.
FISCAL YEAR ENDING DECEMBER 31.

OTHER DIRECTOR AND EXECUTIVE OFFICER INFORMATION

Transactions with Management and Others

        Other than the employment agreements described under "Executive Officer Information" and the transactions described below, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $60,000, and in which any director, executive officer, holder of more than 5% of our Common Stock or any member of the immediate family of any of these people had or will have a direct or indirect material interest.

        On May 1, 2002, we entered into an independent contractor agreement with Spagnolo Group LP to provide consulting services. Mark Spagnolo, a former director, is the President of Spagnolo Group LP. The compensation for these services consisted of an initial payment of $12,500, a fee of $43,750 per month for the first three months of the engagement and a fee of $21,875 per month for the last six months of the engagement. Under this agreement, in July 2002 we granted Mr. Spagnolo an option to purchase 500,000 shares of our Common Stock at an exercise price of $0.15 per share, the fair market value on the date of grant. The independent contractor agreement was terminated in December 2002. We paid Mr. Spagnolo's firm $253,125 for services rendered under this agreement.

        Mr. Spagnolo, a former director, served as President and Chief Executive Officer of MFN from December 2001 to April 2002. MFN purchases circuit access from us under contracts with minimum purchase commitments that currently total approximately $45,000 per month. In the year ended December 31, 2002, MFN paid us approximately $7.5 million under these contracts and other contracts that have terminated.

        In February 2002, the Company and Sphera Optical Networks, Inc. and Sphera Optical Networks N.A., Inc. (collectively, "Sphera") were parties to an asset purchase agreement and financing agreement under which we contemplated buying certain of Sphera's assets and we extended post-bankruptcy financing to Sphera. Because several material conditions were not met, we terminated the asset purchase agreement and financing agreement. Sphera filed suit against us seeking injunctive relief to compel us to complete the asset purchase, unspecified damages relating to the termination of the asset purchase agreement and subordination of our lien. During the first quarter of 2002, we loaned $1.1 million to Sphera under our post-petition loan agreement. In addition, during the three months ended June 30, 2002, we disbursed additional amounts totaling $1.0 million to Sphera and to a trust account established by the counsel for the official unsecured creditors' committee. Pursuant to a settlement agreement approved on August 22, 2002 by the United States Bankruptcy Court for the District of New Jersey, we have settled the adversary proceeding that Sphera filed against us. Under the settlement agreement, the suit filed by Sphera has been dismissed, we have received certain payments and we may receive additional payments. Lance B. Boxer, who resigned as our President and Chief Executive Officer and one of our directors effective July 15, 2003, previously served as Chief Executive Officer of Sphera and is a party to the settlement agreement. Under the settlement agreement, we paid Mr. Boxer $125,000.

        In December 2002 we engaged Broadmark to provide financial advisory and investment banking services. One of our former directors, Joseph L. Schocken, is Chairman and a co-founder of Broadmark. Under the engagement, Broadmark is obligated to use its best efforts to raise capital from a mutually agreed upon list of third parties. The compensation for such services is success based. In connection with the Stock Purchase Closing, we paid Broadmark a cash fee of $750,000 and issued to Broadmark a warrant to acquire 1,000,000 shares of our Common Stock at a price of $0.22 per share. We have paid Broadmark $30,000 as a retainer fee under the engagement letter. We also are obligated to reimburse Broadmark for the reasonable and necessary out-of-pocket expenses Broadmark incurs providing services.

        On May 3, 2002 in a private transaction, Patrick Shutt, a former director and our former Chairman, President and Chief Executive Officer, sold 361,446 shares of Common Stock for $0.83 per share to an entity owned by Joseph L. Schocken.

        In 2001, we provided $3.2 million of circuit access services to Aleron, Inc. Also during the fourth quarter of 2001, we agreed to purchase certain ATM network equipment from Aleron for $3.0 million. During January 2002, we offset amounts due from Aleron from circuit access services with the payable due to Aleron related to the purchase of network equipment from Aleron. Paolo Guidi, a former director, was an executive officer of Aleron. On March 15, 2002, Aleron filed for protection under Chapter 11 of the Bankruptcy Code.

        On November 1, 2001, we entered into an independent contractor agreement with Carolyn Katz, one of our directors, to provide financial and strategic analysis. The compensation for such services consisted of a monthly fee of $12,000 per month. Under this agreement, in March 2002 we granted Ms. Katz an option to purchase 15,000 shares of our Common Stock at an exercise price of $2.35 per share, the fair market value on the date of grant. The independent contractor agreement was terminated in March 2002. We paid Ms. Katz less than $60,000 for services rendered under this agreement.

Equity Transactions with Executive Officers

        The following table sets forth certain information about the grant of stock options to our executive officers during 2002 and thereafter and the repurchase of stock during 2002.

Equity Transactions

Name	Trans. Date	Options Granted	Option Price		Common Stock Repurchased		Share Price
Lance B. Boxer (former executive officer)(3)	11/13/02 11/13/02 03/19/03 03/19/03	500,000 100,000 2,150,000 1,000,000	$ $ $ $	0.30 0.30 0.13 0.13
Annette V. Erdmann (executive officer)	01/21/03 03/19/03	50,000 400,000	$ $	0.16 0.13
Scott D. Fehlan (executive officer)	02/07/02 06/30/02	450,000		$0.42	10,042	(1)	$4.97
Les W. Hankinson (executive officer)	12/31/02 03/19/03	350,000 150,000	$ $	$0.19 0.13
Randall R. Lay (executive officer)	06/06/02 03/19/03 07/22/03 07/23/03	500,000 500,000 1,900,000 100,000	$ $ $ $	0.36 0.13 0.46 0.47
Patrick C. Shutt (former executive officer)	12/31/02				150,000	(2)	$0.19

(1)
Represents shares returned to us in payment of the principal and interest owed under a promissory note made in September 2001. The note was issued in connection with the exercise on September 28, 2001 of 150,000 stock options with an exercise price deemed to be zero. The note was for an amount equal to the tax withholding payments due upon exercise of the stock options.

(2)
Represents shares returned to us in payment of the principal owed under a promissory note made in September 2001. The note was issued in connection with the exercise on September 28, 2001 of 150,000 stock options with an exercise price deemed to be zero. The note was for an amount equal to the tax withholding payments due upon exercise of the stock options.

(3)
Mr. Boxer resigned as our interim President and Chief Executive Officer and as a director effective July 15, 2003.

Indemnification

        We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Compliance with Section 16(a) of the Exchange Act

        Section 16(a) of the Securities and Exchange Act of 1934 requires that our directors, executive officers and persons who beneficially own more than 10% of our Common Stock, file with the Securities and Exchange Commission initial reports of beneficial ownership of the Common Stock and reports of changes in their beneficial ownership. To our knowledge, based solely upon a review of copies of reports furnished to us and written representations that no other reports were required during fiscal year 2002, our officers, directors and beneficial owners of greater than 10% of our Common Stock complied during our last fiscal year with all applicable Section 16(a) filing requirements.

        To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and representations that no other reports were required, during the fiscal year ended December 31, 2002, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with.

UNIVERSAL ACCESS GLOBAL HOLDINGS INC.
/s/ Randall R. Lay
Chief Executive Officer

Date: August 8, 2003

QuickLinks

REPORT OF ANTICIPATED CHANGE IN MAJORITY OF DIRECTORS IN CONNECTION WITH CERTAIN TRANSACTIONS
Summary Compensation Table
Option Grants In Last Fiscal Year
Aggregated Option Exercises In Last Fiscal Year And Fiscal Year-End Option Values
Other Benefits
Comparison of 33 Month Cumulative Total Return* Among Universal Access Global Holdings Inc., the Nasdaq Stock Market (U.S.) Index and the Nasdaq Telecommunications Index
Equity Transactions